PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

05011976

21st September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 10th October 2005 and
- 21st October 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

RECEIVED
2005 OCT 24 P 1:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dlw 10/24

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE – 10th October 2005

Peter Hambro Mining Plc ("PHM" and the "Group")

Analyst and Investor Visit

On October 8th and 9th PHM facilitated a site visit for analysts and investors to its operations at Pokrovskiy and Pioneer. Analysts and investors had the opportunity to meet the management team, review the operations and discuss the potential of the Group's facilities.

During the trip the Group confirmed that it is well on its way to meeting the production target announced for this year and discussed its ability to meet the million oz. production target set for 2009.

The visit included an opportunity to see the Group's new laboratory facilities which have been processing the assay samples from the Pokrovskiy Flanks and from Pioneer. Although this work is ongoing, and needs to be incorporated into the Group's MicroMine model, the results (particularly at Pioneer) are very encouraging. Samples from the high grade ore columns, which, were discussed in the 20th July announcement "Pioneer Reserves and Resources Update", indicate significant gold mineralization in these columns with occasional exceptional grades. PHM continues to evaluate the Pioneer deposit and believes that it is amenable to a large scale mining and processing operation.

Investor Relations, Peter Hambro Mining
Alya Samokhvalova (Director of External Communications) /
Marianna Adams +44 (0) 20 7201 8900

Merlin
Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE 21 October 2005

PETER HAMBRO MINING PLC
APPOINTMENT OF A DIRECTOR

Peter Hambro Mining plc is pleased to announce that, Alya Samokhvalova was appointed by the Board as a Director of the Company as of 20 October 2005.

Alya Samokhvalova, aged 38, has been Peter Hambro Mining's Director of External Relations for the past 3 years and previously held a number of executive positions in various companies in Russia, including that of general manager of one of Moscow's largest pharmaceutical enterprises. Dr Samokhvalova holds degrees in economics and medicine.

Peter Hambro, Chairman of Peter Hambro Mining plc, commented:

"Alya Samokhvalova has done a wonderful job for the Group in keeping analysts, investors and the market informed about our business while at the same time bridging the information gap between the Russian and UK knowledge of the way of each others business. We welcome her future participation as a member of the Board."

Further statutory information relating to Alya Samokhvalova is set out below.

Enquiries:

Marianna Adams, Peter Hambro Mining plc
+44 (0) 20 7201 8900

Tom Randell, Merlin
+44 (0) 20 7653 6620

The following information is provided in accordance with paragraph 17 and Schedule 2(g) of the AIM Rules:

Alya Samokhvalova (Alfia Rustamovna Guizatulina), aged 38:

(a) holds and has held the following directorships or been a partner in the following partnerships within the past 5 years:
Current directorships: ZAO "UPAPS", a Russian company with the principal business of property portfolio management;
ZAO "Iskona", a Russian company with the principal business of property

portfolio management.

(b) has no unspent convictions in relation to indictable offences;

(c) has not had any bankruptcy order made against her or entered into any individual voluntary arrangement;

(d) has not been a director of a company which has been placed into receivership, compulsory liquidation, creditors' voluntary liquidation, administration or which has entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors, at the time of or within twelve months preceding such events

(e) has not been a partner of any partnership which has been put into compulsory liquidation, administration or entered into partnership voluntary arrangements, at the time of or within twelve months preceding such event;

(f) has not had a receivership of any asset or of a partnership where he was a partner at the time of or within twelve months preceding such event; or

(g) has not been publicly criticised by statutory or regulatory authorities (including recognised professional bodies) or ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.